AQUA QUEST INTERNATIONAL, INC. - REGISTRATION WITHDRAWAL

Aqua Quest International, Inc.

719 Pent Street

Tarpon Springs, Florida 34689-4227

December 1, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Aqua Quest International, Inc.

Registration Statement on Form S-1 (File No. 333-200401)

CIK# 0001558636) S-1 filling of November 19, 2014, Accession

# 0001376474-14-000398

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Aqua Quest International, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-1 (File no. 333-200401) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2014, together with all exhibits thereto (the “Registration Statement”). Due to a clerical error, this was filed as an S-1 instead of a DRS filing. We will be resubmitting the same as a DRS draft registration statement filing. We apologize for any inconvenience this may have caused.

The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the Commission in the amount of $325.91 be offset against the total filing fee due for subsequent Commission filings.

Should you have any questions on this matter, please contact Aqua Quest at (727) 279-5460.

Sincerely,

Aqua Quest International, Inc.

By:	/s/ Robert H. Mayne, Jr.
Name:	Robert H. Mayne, Jr.
Title:	President (Principal Executive Officer)